Exhibit 1

FOR IMMEDIATE RELEASE	5 March 2010

WPP

2009 PRELIMINARY RESULTS

Billings up almost 3% to £37.9 billion
Revenue up over 16% to £8.7 billion
Constant currency revenue up almost 5%
Like-for-like revenue down over 8%
Headline EBITDA down almost 4% to almost £1.25 billion
Headline operating margin 11.7% in line with target
Headline operating profit before interest and tax down 9% to over £1.0 billion
Headline profit before tax down 16% to £812 million
Diluted headline earnings per share down 20% at 44.4p
Second interim dividend same as 2008 at 10.28p per share

•	Billings up 2.7% to £37.919 billion.

•	Reported revenue up 16.1% to £8.684 billion, up 4.9% in constant currency.

•	Like-for-like revenue down 8.1%, like-for-like gross margin down 7.9%.

•	Headline EBITDA down 3.7% to £1.243 billion from £1.291 billion.

•	Headline operating profit before interest and tax down 9.0% to £1.017 billion from £1.118 billion.

•	Headline operating margin of 11.7% for the full year, reflecting recovery to 15.4% in the second half, the same as the second half pro-forma margin for 2008.

•	Headline profit before tax down 16.1% to £812 million from £968 million.

•	Profit before tax down 11.3% to £663 million from £747 million.

•	Diluted headline earnings per share down 20.0% to 44.4p from 55.5p.

•	Reported diluted earnings per share down 6.1% to 35.3p from 37.6p.

•	Second interim dividend flat at 10.28p per share making a total for the year of 15.47p, the same as 2008. The payment date for the second interim dividend will be 1 April 2010.

•	Net new billings of £3.127 billion ($4.847 billion) in 2009, with very strong net billings inflow in first two months of 2010 of almost $2 billion.

•	2010 budgets reflect increased operating margin target of 12.7%.

WPP/page  2

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix I.  Where required, details of how these have been arrived at are shown in the Appendix.

Summary of results

The Board of WPP plc (“WPP”) announces the unaudited preliminary results for the year ended 31 December 2009, the Group’s twenty-fourth year and which include the results of Taylor Nelson Sofres plc, (“TNS”) for a full year for the first time. Although 2009 was a brutal year overall the Group adjusted its cost base, after a difficult first six months, to falling like-for-like revenues, achieving the same pro-forma operating margins in the second half of 2009, as in the same half of 2008. Headline operating profits were £675 million in the second half of 2009 versus £342 million in the first half, with £665 million in the second half of 2008.

Billings were up 2.7% at £37.919 billion or $59.4 billion.

Reportable revenue was up 16.1% to £8.684 billion. Revenue, including 100% of associates, is £10.449 billion. On a constant currency basis, revenue was up 4.9%, primarily reflecting the weakness of the pound sterling against the US dollar and Euro. As a number of our competitors report in US dollars and inter-currency comparisons are difficult to make, Appendix 2 shows WPP’s preliminary results in reportable US dollars. This shows that US dollar reportable revenues were flat at $13.6 billion, which compares with the $11.7 billion of our closest competitor.

Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were down 8.1%, reflecting “less worse” trends in the second half and final quarter of the year. Gross margin was down even less at 7.9%. We seem to have moved from staring into the abyss post the Lehman Brothers crisis, to a “less worse” phase in the second half of 2009 and a stabilisation phase towards the end of 2009 and the beginning of 2010.

Reported operating costs together with direct costs (but excluding goodwill impairment, amortisation of acquired intangibles and profits on disposal of fixed asset investments), rose by 20.5% and by 8.6% in constant currency.  Like-for-like total operating and direct costs fell 5.7%. Reported staff costs, excluding incentives were up 19.4%. Incentive payments totalled £177.9 million (£213.8 million in 2008), down 16.8%, which represent 15.7% (16.6% in 2008) of headline operating profit before bonuses and income from associates. Cash-based incentives totalled £122.9 million or 12.1% of headline operating profit as defined above, against £151.4 million or 13.5% in 2008. The balance of £55.0 million in 2009 represents share-based incentives granted in previous years. Before these incentive payments, operating margins fell by 4.0 margin points to 13.8%. On a reported basis, the Group’s staff cost to revenue ratio increased to 58.9% compared with 58.2% in 2008. Before severance costs, operating margins fell by 2.7 margin points to 13.2%.

Part of the Group’s strategy is to continue to ensure that variable staff costs are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2007, the ratio of variable staff costs to total staff costs fell marginally by 0.3 percentage points to 12.7% and in 2008 to 11.4%.  As a proportion of revenue, variable staff costs were 7.4% in 2007 and 6.6% in 2008.  In 2009, the ratio of variable staff costs to total staff costs fell to 9.7% and as a proportion of revenue were 5.7%.

WPP/page 3

On a like-for-like basis the average number of people in the Group, excluding associates, was 105,318 against 112,930 in 2008, a decrease of 6.7%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2009 was 98,759 compared with 112,663 at the end of 2008, a decrease of 13,904 or 12.3%. As the above figures show, further action to reduce headcount continued to be taken during the second half of 2009, with the year end headcount of 98,759, 7.4% lower than at 30 June and 6.3% lower than 31 July.

Headline earnings before interest, tax, depreciation and amortisation (“Headline EBITDA”) fell only 3.7% to £1.243 billion and fell 12.0% in constant currencies.

Headline operating profit or profit pre-goodwill impairment, amortisation of acquired intangibles, interest, tax and investment gains and write-downs fell 9.0% to £1.017 billion from £1.118 billion and fell 16.7% in constant currencies.  Headline operating margin was 11.7% for the year and 15.4% in the second half of 2009, equal to the margin achieved in the second half of 2008, including TNS and in line with the target set at the time of the Group’s 2009 half-year results announcement. Reported profit before interest and tax fell 11.2% to £819 million from £922 million.

Net finance costs (excluding the revaluation of financial instruments) were £205.0 million up from £149.8 million last year, reflecting higher average net debt as a result of the full year impact of the acquisition of TNS, partly offset by lower interest rates.

Reported profit before tax fell 11.3% to £663 million, reflecting a lower charge for goodwill impairment and investment write-downs, more than offset by higher amortisation of intangibles following the acquisition of TNS.

The Group’s tax rate on headline profit before tax was 23.8%, a reduction of 1.5 percentage points from 2008, as a result of continuing tax planning initiatives.

Diluted headline earnings per share fell 20.0% to 44.4p.  In constant currency, earnings per share on the same basis were down 28.5%. Diluted reported earnings per share fell only 6.1% to 35.3p, mainly because prudently, “re-measurement gains” on financial instruments have not been included in headline earnings per share. In addition, prudently no severance or integration expenses have been excluded in arriving at the same headline number. This is not competitive practice.

The Board recommends a second interim dividend of 10.28p per share, the same as the second interim dividend for 2008, which together with the first interim dividend of 5.19p per share, makes a total of 15.47p per share for 2009, the same as 2008. The dividend paid in respect of 2009 is 2.9 times covered by headline earnings. Payment of the second interim dividend of 10.28p per ordinary share, will be made on 1 April 2010 to holders of ordinary shares in the Company on 19 March 2010.

More detailed information relating to the Company’s Dividend Access Plan is provided in note 8 of Appendix 1. The Appendix also provides further details of WPP’s financial performance.

Review of operations – a game of two halves

2009 was a very difficult year and a tale or game of two halves.  Like-for-like revenues, although relatively stable in the final quarter of 2008 post the Lehman crisis, fell by almost 6% in the first quarter of 2009 and the rate of decline accelerated to almost 11% in the second quarter.  The Group was relatively slow to react to this in the first half, with headcount only falling by 2.8% on average and 5.8% point-to-point, although more rapid cost reduction, in response to these accelerating revenue declines, might have damaged the franchise.

WPP/page 4

However, as like-for-like revenue declines started to become “less worse” at -9% in quarter 3 and -7% in quarter 4, the headcount average fell by 9% and by 12% respectively and point-to-point by 7.4% between 30 June and 31 December. As a result, operating margins in the second half were the same as pro-forma margins in the second half of 2008.  We have clearly moved from a period of staring into the abyss to “less worse” and now to stabilisation, if not growth, as yet.

Despite the overall slow-down in the industry growth rate, three engines of relative growth remain: new markets, new media and consumer insight.  Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, iconically represented by the BRICs and the Next 11 markets (Bangladesh, Egypt, Indonesia, Iran, Mexico, Nigeria, Pakistan, Philippines, South Korea, Turkey and Vietnam), continued to grow faster and now represent almost 27% of the Group’s approximately $13-14 billion pro-forma revenue.  As did new media and the application of technology in the form of internet, PC, mobile, video content, search and social networks, which also account for almost 27% of Group revenues. And finally, as did consumer insight, which now accounts for over 26% of Group revenues.

Revenue and operating profit by region

The pattern of revenue growth differed regionally.  The table below gives details of revenue and revenue growth (on a constant currency basis including the impact of acquisitions) by region for 2009, as well as proportions of operating profits:

Region	Revenue as a % of Total Group	Revenue growth % +/(-) 09/08	Headline operating profit as a % of Total Group	Like-for-Like Revenue growth 1% +/(-) 09/08

North America	35.4	-0.7	40.2	-8.1
United Kingdom	12.1	7.8	13.1	-6.0
Western Continental Europe	25.8	12.8	17.9	-10.2
Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe	26.7	4.3	28.8	-6.8

Total Group	_____ 100.0 _____	_____ 4.9 ____	_____ 100.0 _____	_____ -8.1 _____

1 Like-for-like growth excludes the impact of currency movements and acquisitions

As shown above, on a constant currency basis, the Group grew at 4.9%, with like-for-like revenue down 8.1%. Geographically, the impact of the recession was least felt in the United Kingdom and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe.  It was most keenly felt in North America and Western Continental  Europe, particularly in the first six months. There was relative improvement in the United States in the third quarter which continued into the final quarter of the year, with like-for-like revenues down 6.1%. Although the United Kingdom showed some softening in the third quarter compared with the second quarter, there was a marked improvement in the final quarter, with like-for-like revenues falling less at -4.6%. The relative improvement in Western Continental Europe and Asia Pacific in the third quarter continued, with both regions showing significantly “less worse” growth in the final quarter. The Middle East continued to be challenging in the second half, while Latin America had a relatively strong year overall.

WPP/page 5

Net new billings of £3.127 billion ($4.847 billion) were won last year, reflecting a consistently high level of wins throughout the year. The Group was ranked second in two of the three major industry new business surveys in 2009.  Net business wins (even excluding important “saves”) have been extremely strong in the first two months of 2010, totalling approximately $2 billion already, according to trade sources.

Revenue and operating profit by communications services sector and brand

The pattern of revenue growth also varied by communications services sector and brand. The table below gives details of revenue and revenue growth by communications services sector for 2009 (on a constant currency basis including the impact of acquisitions) as well as proportions of operating profits:

Communications services	Revenue as a % of Total Group	Revenue growth % +/(-) 09/08	Headline operating profit as a % of Total Group	Like-for-Like Revenue growth1% +/(-) 09/08

Advertising, Media Investment Management	38.6	-8.6	45.9	-8.5
Consumer Insight	26.42	62.9	19.3	-9.53
Public Relations & Public Affairs	9.2	-6.5	12.2	-7.4
Branding & Identity, Healthcare & Specialist Communications	25.8	-4.5	22.6	-6.2
Total Group	______ 100.0 ______	_____ 4.9 _____	_____ 100.0 _____	_____ -8.14 _____

1 Like-for-like growth excludes the impact of currency movements and acquisitions
2 Consumer insight gross margin as a percentage of Group gross margin is 21.1%
3 Gross margin -7.7%
4 Gross margin -7.9%

By communications services sector, as seen in the first half of 2009, branding & identity, healthcare and specialist communications (including direct, digital and interactive) was least affected by the recession, with the improvement in the Group’s healthcare businesses, seen in the second quarter, continuing in the second half, with like-for-like growth in the final quarter of the year. The pressure continued on the Group’s advertising and media investment management businesses, with clients continuing to seek greater and greater effectiveness and efficiencies, in markets where there is little inflation and, as a result, little pricing power and an over-supply of old and new media inventory. The pressure seen by media investment management in quarter two, continued into the third quarter, but eased significantly in the final quarter. Public relations and public affairs also experienced a substantially “less worse” position in quarter four, with like-for-like revenues down less than 5%. Consumer insight, saw sequential quarterly improvement in the second half, with a marked improvement in the final quarter as clients appeared to return to more stable spending patterns. November and December showed the lowest consumer insight  monthly revenue declines of 2009.

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Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues fell by 8.6%, with like-for-like revenues down almost the same at -8.5%. Although cost actions were taken by the year end, the impact of revenue declines resulted in the combined annual operating margin of this sector falling by just over 3.0 margin points.

In 2009, Ogilvy & Mather Worldwide, JWT, Y&R Advertising, Grey and United generated net new billings of £783 million ($1.214 billion).

In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, Mediaedge:cia, MediaCom and Maxus generated net new billings of £1.843 billion ($2.857 billion).

Consumer Insight

On a constant currency basis, consumer insight revenues grew almost 63%, largely as a result of the acquisition of TNS in October 2008, with like-for-like revenues down 9.5%. Gross margin fell less at -7.7% on a like-for-like basis. Overall reported margins fell by 2.6 margin points to 8.5%.  This performance reflected planned integration costs in relation to the merger of Kantar and TNS and the impact of the recession.

Good performances were recorded by Millward Brown - East Africa and Impact in Africa, Argentina, Australia, ACSR in China, Firefly in Thailand, India and Indonesia; TNS/RI – TNS Sorensen in the United States, TNS Belgium, Portugal, Russia, Poland, Israel, South Africa, Kenya, New Zealand and India; Lightspeed Research in the United Kingdom and the Netherlands; Ziment – Ziment in the United States and All Global in the United Kingdom; TNS Worldpanel – in Argentina, Mexico and the Andina region, Malaysia, the Philippines, Taiwan, Thailand and Vietnam; Added Value in the United States, the United Kingdom and South Africa; Center Partners in the United States; Kantar Retail – Retail Forward in the United States.

Public Relations and Public Affairs

Public relations and public affairs improved in the second half, with like-for-like revenues down 6.7% compared with -8.2% in the first half and particularly in the United States and the United Kingdom. The final quarter showed a more marked improvement with revenue down less than 5%, which was the least worst quarterly decline of the year. All of the Group’s businesses in this sector improved in the final quarter, particularly Burson-Marsteller, Hill & Knowlton and the Group’s specialist public relations businesses. Operating margins fell by 1.2 margin points and remained strong, as action was taken to reduce costs, with average headcount down significantly.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications (including direct, digital and interactive) also improved in the second half, with like-for-like revenues down 5.6% compared with -6.9% in the first half and even better at -5.3% in quarter four. As mentioned above, the Group’s healthcare businesses showed positive growth in the final quarter of almost 2%, with the United Kingdom up over 10% and the United States up over 3%. The Group’s direct, digital and interactive businesses also performed better in the final quarter in North America, the United Kingdom, Western Continental Europe and the Middle East & Africa. The United States showed positive revenue growth of over 1% in quarter four. Overall operating margins for the sector were down by 2.3 margin points to 10.2%.

WPP/page 7
Several companies performed well:

•
in branding and identity – Landor in Switzerland and Australia; The Brand Union in the United Kingdom, France and Ray + Keshavan in India; Fitch in  Malaysia; Addison and The Partners in the United Kingdom.

•
in healthcare – Sudler & Hennessey – New York and Health Answers in the United States, the United Kingdom, Italy and Germany; ghg – New York and Vogel Farina in the United States, Darwin Grey and Westaway Gillis in the United Kingdom and ghg France; CommonHealth in the United States.

•
in promotion and direct marketing – OgilvyOne - in New York, the United Kingdom, Czech Republic, Redworks in Slovakia, OgilvyOne in Argentina,  Brazil, Chile, Mexico, Hong Kong, Korea, the Philippines, Neo@Ogilvy in France, Spain, Mexico, China, Japan, Ogilvy Activation in Denmark, Germany, the Czech Republic, Russia, China, Hong Kong, Indonesia, Japan and Malaysia; Wunderman - in Seattle, Blast Radius and Fortelligent in the United States, Blast Radius in Canada, Wunderman in Belgium, Emerge in Denmark, Kassius in France, Wunderman in France, the Netherlands, the Czech Republic, Russia, Aqua Online in South Africa, Wunderman in South Africa, Action Line in Argentina, Wunderman and Action Line in Brazil, Mexico, China, Korea and AGENDA in Taiwan; G2 - in France, Promotions Italia, Redes de Campo and Boole in Spain, G2 in Brazil, Chile, G2 Sales Promotion in Australia, G2 in Beijing, Korea, Malaysia and Vietnam.

•	in specialist communications – Bridge, The Food Group and MJM in the United States, The Farm and Mando in the United Kingdom.

•	in digital – 24/7 Real Media, BLUE and Deliver.

Manufacturing

Revenues and profits at the Group’s manufacturing division were down in 2009.

Balance sheet and cash flow

The unaudited preliminary Group consolidated balance sheet as at 31 December 2009 is attached in Appendix I. Net debt averaged £3.448 billion in 2009, up exactly £1.0 billion from £2.448 billion in 2008 (at 2009 exchange rates). These figures reflect the net acquisition cost and debt acquired of TNS of £1.3 billion and other smaller acquisitions and earnout payments. As at 31 December 2009 however, the Group’s net debt decreased by £428 million to £2.640 billion compared with £3.068 billion at 31 December 2008, reflecting improved cash flows. These net debt figures compare with a current equity market capitalisation of approximately £7.8 billion, giving a total enterprise value of approximately £10.4 billion, about 8 times headline EBITDA.

In 2009, operating profit before goodwill impairment, amortisation of acquired intangible assets and charges for non-cash based incentive plans was £1,014 million, capital expenditure £253 million, depreciation £226 million, tax paid £217 million, interest and similar charges paid £148 million and other net cash outflows of £4 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore £618 million. This free cash flow was absorbed by £145 million in net acquisition payments and investments (£63 million on initial acquisition payments net of disposal proceeds and £82 million of earnout payments), share repurchases and cancellations of £9 million and dividends of £190 million. This resulted in a net inflow of £274  million. An unaudited consolidated cash flow statement is included in Appendix I.

WPP/page 8

In the first seven weeks of 2010, up until 19 February, the last date for which information is available prior to this announcement, net debt averaged £2.675 billion down £295 million versus £2.970 billion for the same period last year at 2010 exchange rates, again reflecting strong cash flows.

Your Board continues to review ways of deploying its EBITDA (of almost £1.25 billion or over $1.9 billion in 2009) and substantial free cash flow (of over £600 million or approximately $1.0 billion) to enhance share owner value, by examining the alternatives of capital investment, mergers and acquisitions, share re-purchases and increased dividends. The cost of the acquisition of TNS was funded principally by debt and at the time of the transaction it was announced, that for the following two years, acquisitions would be limited up to £100 million per annum, the Group’s share buy-back programme would be targeted up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce debt. As noted above, the Group spent £63 million on initial acquisition payments and £9 million on share repurchases, well within the targets set, with net debt at the year end down over $600 million and in the first two months of 2010 by approximately $450 million. In 2009, 2.4 million ordinary shares, equivalent to 0.2% of the share capital, were purchased at an average price of £3.92 per share and total cost of £9.5 million. All of these shares were purchased in the market and held in treasury.

Following the acquisition of TNS in October 2008, the Custom business of TNS has been combined with Research International and its other operations merged with several of the Kantar businesses to form Kantar Media, Kantar Worldpanel, Kantar Retail and Kantar Health. The integration has gone well so far and, although not complete, our increased estimates of synergy benefits are being met and in fact being added to. As a result of actions taken since acquisition, as at 31 December 2009, gross synergies (annualised synergy benefits before costs of achieving these benefits) exceeded £40 million. The Group is on track to achieve the revised merger benefits target of an annualised £60 million or more in 2011, as opposed to the original commitment of £52 million.

In 2009, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. During 2009, acquisitions and increased equity stakes have been focused on advertising and media investment management in Italy, Portugal, Israel, South Africa and Australia; on consumer insight in the United States, the United Kingdom, Russia, China, the Philippines and Singapore; on public relations and public affairs in Poland and Vietnam; on direct, digital and interactive in the United States, the United Kingdom, France and Hong Kong and on healthcare in France and China.

Developments in 2009 and 2010

Including associates, the Group had over 138,000 full-time people in almost 2,400 offices in 107 countries at the year end.  It services 354 of the Fortune Global 500 companies, 28 of the Dow Jones 30, 60 of the Nasdaq 100, 33 of the Fortune e-50, and 698 national or multi-national clients in three or more disciplines. 443 clients are served in four disciplines and these clients account for over 56% of Group revenues. The Group also works with over 327 clients in six or more countries.

WPP/page 9

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders for our top 30 clients and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level. The Group continues to be extremely successful in most, if not all, of the integrated marketing competitions that clients are increasingly initiating. These opportunities range from the creation of teams across the Group to the integration of various operating units and to the creation of individually tailored agencies to meet clients’ needs. The Group’s integration record continues to lead its competitors by a considerable distance.

Future prospects

2010 should be a more stable year (famous last words!). There are several mini-quadrennial events that will help – the Winter Olympic Games in Vancouver, the Asian Games in Guangzhou, the FIFA World Cup in South Africa, the World Expo in Shanghai and last, but not least, the mid-term Congressional elections in the United States, which should, on the basis of past experience, add approximately 1 percentage point to industry growth rates.

Our budgets for 2010 indicate flat like-for-like revenue growth, with a mildly weaker first-half and stronger second-half.  The second quarter shows like-for-like top line growth - a budgeted return to growth for the first time in 6 quarters, although the second quarter of 2009 is the weakest comparator. GroupM forecasts that global advertising spending (which impacts approximately 39% of the Group’s revenues) will rise by 0.8% in 2010 versus a  6.6% fall  in 2009.  GroupM also forecasts that marketing spending, broadly the other 61% of WPP, will fall by 2% in 2010 against an 8% fall in 2009.  On these forecasts, flat revenues would mean increased market share.

Geographically, there are relatively brighter spots budgeted in Asia Pacific, Latin America and the Middle East and Africa, reflecting the continued relative strength of the BRIC and Next 11 markets. Central and Eastern Europe, as a whole, remains relatively flat, with Russia recovering as the oil price rises. At $60-70 per barrel, the Russian economy works. Western Continental Europe is budgeted to be relatively weak, with France, Germany and Spain still challenging. The United Kingdom is budgeted flat, with the United States showing a little growth.  Latin America remains the healthiest region.

All sectors, except advertising and media investment management are budgeted to grow at a modest rate in 2010.  Advertising remains challenged by clients’ continued demands for efficiency, particularly in mature markets. Media investment management is budgeted to recover in 2010, with growth reinforced by very significant new business wins so far this year.

Operating margins for 2010 are targeted to rise 1 margin point to 12.7%.  Operating margin targets have, therefore, been set initially at 12.7% for 2010  and 13.2% for 2011.

Like-for-like revenues were almost the same in January 2010, against January 2009, an encouraging return to stability, a trend first indicated in November 2009, when revenues  showed a marked “less worse” comparison. Although this return to stability seems widespread both geographically and functionally, there is no marked growth as yet, even against weak comparatives.

WPP/page 10

Worries continue about how and when governments and central banks will withdraw the considerable fiscal and monetary post-Lehman stimulus, as well as the likely impact.  These already approximate to $12 trillion or approximately 20% of worldwide GDP of $64 trillion. Withdrawal of the automotive “Cash for Clunkers” stimulus in North America, reduced demand for cars and trucks in the United States from an annualised level of 14 million units to 10 million units. This should serve as a warning.

The more interesting question, probably, is how the West, in particular, will emerge from the current crisis and reduce the colossal government deficit needed to fund the early stage of the recovery. There seem to be two possible routes.  First, the more prudent and painful – reduce government spending, increase taxes and unemployment and learn to save again, with the risk of a double-dip.  Secondly, inflate our way out of the problem and continue to spend and lend, with significant resultant increases in inflation and long-term interest rates.

Given the politically unpleasant implications of the first route and the proximity of elections, the second course is more likely. As a result, those countries that are capital rich and have saved - like Brazil, China, India, Japan and eventually, with strong oil prices, Russia - will benefit even more. And the Group’s strategic focus on the BRICs and Next 11, on the new media and on consumer insight will benefit accordingly.

In any event, consumers and clients exhibit continued caution – consumers concerned about high levels of unemployment and clients continually conservative in a low growth environment, achieving lowered market profit expectations, by getting there ugly, by cutting costs and focusing on efficiency. Sadly, the fact that you cannot cost-cut your way to prosperity has not been accepted – as yet.  Long-term growth depends on brand building and revenue growth. According to a recent Deutsche Bank investment research note on over 30 large European and US consumer staples companies over a period of more than 15 years, those companies that increase advertising and promotion spending, deliver sales growth 30% faster and profit growth 50% faster than their peers.

In the long-term, the outlook for the advertising and marketing services industry appears  favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence distribution and the new focus on corporate responsibility issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the continuing growth of the BRICs, Next 11 and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of “new-BRICs” such as Vietnam, Pakistan, Indonesia and Bangladesh. Advertising and marketing services expenditure as a proportion of gross national product should eventually resume its growth, although, in these difficult times we are committed to working with our clients to improve the effectiveness and efficiency of their spending.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media and consumer insight.

Incentive plans for 2010 will place increased emphasis on revenue growth and operating margins in conjunction with operating profit growth, although objectives will continue to include improvements in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

WPP/page  11

The Group remains committed to its six operating objectives – to continue to raise operating margins to the levels of the best-performing competition; to continue to increase flexibility in the cost structure; to improve total share owner return by maximising the return on investment on the Company’s free cash flow; to continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients; to continue to place greater emphasis on revenue growth; and, finally to improve still further the quality of our creative output.  On the last objective, pleasing progress was made last year as the Group amassed the second largest points tally at the annual advertising and marketing services festival in Cannes for the second year in a row and narrowed the gap to first place (please see our website, www.wpp.com, for detailed, accurate calculations).

But Maybe There's an Even Better Way...?

2009 was a year when no sensible company took anything – or anyone - for granted. Just because it had worked before, it didn’t mean it would work again. Just because a consumer had been a brand loyalist for 9 consecutive years, it didn’t mean you should count on his or her custom for a 10th. Everything needed re-examination: not for the sake of making aimless change; much more for the sake of making certain.

Though always uncomfortable, years when all accepted practice is subjected to fierce scrutiny and challenge invariably turn out to be fruitful ones – and 2009 was no exception. The open-mindedness and good-humoured resilience of WPP companies has been exemplary and their response full-blooded. Inventiveness soared. Their clients are by far the best witnesses to this claim – but the results of creative awards, in all disciplines and in all parts of the world, confirm a remarkable advance, over both previous years and our principal competitors.

All too easily, such an admirable response to tough times tends to get de-humanised – it gets disguised in amalgamated figures and broad generalities. So we would like to close this report by reminding all our audiences of a permanent truth of our business. It is a business that is wholly dependent on the intelligence, the talent, the integrity and the determination of each individual member of each of our companies. Never has that been more apparent – or more welcome – than in 2009. We thank and salute them all.

Further information:

Sir Martin Sorrell    )
Paul Richardson             )    (+44) 20 7408 2204
Feona McEwan              )

Fran Butera                          (+1) 212 632 2235

www.wppinvestor.com

This press release may contain forward-looking statements within the meaning of the federal securities laws.   These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors.   For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission.   The statements in this press release should be considered in light of these risks and uncertainties.

Appendix 1
WPP/page 12

WPP PLC

Preliminary results for the year ended 31 December 2009

Unaudited preliminary consolidated income statement for the year ended 31 December 2009

	Notes	2009		2008			Constant Currency1
		£m		£m		+/(-)%	+/(-)%
Billings		37,919.4		36,929.0		2.7	(7.3)

Revenue	6	8,684.3		7,476.9		16.1	4.9
Direct costs		(703.6)		(467.5)		(50.5)	(39.5)
Gross profit		7,980.7		7,009.4		13.9	2.7
Operating costs	4	(7,219.0)		(6,133.4)		(17.7)	(6.0)
Operating profit		761.7		876.0		(13.0)	(21.1)
Share of results of associates	4	57.0		46.0		23.9	6.2
Profit before interest and taxation		818.7		922.0		(11.2)	(19.7)
Finance income	5	150.4		169.6		(11.3)	(18.0)
Finance costs	5	(355.4)		(319.4)		(11.3)	(6.4)
Revaluation of financial instruments	5	48.9		(25.4)		-	-
Profit before taxation		662.6		746.8		(11.3)	(21.4)
Taxation	7	(155.7)		(232.9)		33.1	38.4
Profit for the year		506.9		513.9		(1.4)	(14.2)

Attributable to:
Equity holders of the parent		437.7		439.1		(0.3)	(13.9)
Minority interests		69.2		74.8		7.5	16.2
		506.9		513.9		(1.4)	(14.2)

Headline PBIT	6,19	1,017.2		1,118.2		(9.0)	(16.7)
Headline PBIT margin	19	11.7%		15.0%
Headline PBT	19	812.2		968.4		(16.1)	(24.2)

Reported earnings per share2
Basic earnings per ordinary share	9	35.9	p	38.4	p	(6.5)	(19.2)
Diluted earnings per ordinary share	9	35.3	p	37.6	p	(6.1)	(18.8)

1 The basis for calculating the constant ciurrency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.
2 The calculations of the Group’s Reported earnings per share and Headline earnings per share are set out in note 9.

WPP/Page 13

WPP PLC

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2009

	2009	2008
	£m	£m
Profit for the year	506.9	513.9
Exchange adjustments on foreign currency net investments	(142.2)	1,379.2
Loss on revaluation of available for sale investments	(13.5)	(51.3)
Actuarial loss on defined benefit pension schemes	(7.2)	(82.2)
Deferred tax on defined benefit pension schemes	(4.4)	0.7
Other comprehensive (loss)/income relating to the year	(167.3)	1,246.4
Total comprehensive income relating to the year	339.6	1,760.3

Attributable to:
Equity holders of the parent	270.4	1,685.5
Minority interests	69.2	74.8
	339.6	1,760.3

WPP/Page 14

WPP PLC

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2009

	Notes	2009	2008
		£m	£m
Net cash inflow from operating activities	10	818.8	922.7
Investing activities
Acquisitions and disposals	10	(144.8)	(1,049.1)
Purchase of property, plant and equipment		(222.9)	(196.8)
Purchase of other intangible assets (incl. capitalised computer software)		(30.4)	(23.8)
Proceeds on disposal of property, plant and equipment		9.2	11.5
Net cash outflow from investing activities		(388.9)	(1,258.2)
Financing activities
Share option proceeds		4.1	10.6
Share repurchases and buybacks	10	(9.5)	(105.3)
Net (decrease)/increase in borrowings	10	(426.3)	810.4
Financing and share issue costs		(18.8)	(19.4)
Equity dividends paid		(189.8)	(161.8)
Dividends paid to minority shareholders in subsidiary undertakings		(63.0)	(63.5)
Net cash (outflow)/inflow financing activities		(703.3)	471.0
Net (decrease)/increase cash and cash equivalents		(273.4)	135.5
Translation differences		(98.7)	120.3
Cash and cash equivalents at beginning of year		1,318.1	1,062.3
Cash and cash equivalents at end of year	10	946.0	1,318.1
Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		(273.4)	135.5
Cash outflow/(inflow) from decrease/(increase) in debt financing		445.1	(796.6)
Debt acquired		-	(577.8)
Other movements		35.1	(94.5)
Translation difference		220.4	(448.5)
Movement of net debt in the year		427.2	(1,781.9)
Net debt at beginning of year		(3,067.6)	(1,285.7)
Net debt at end of year	11	(2,640.4)	(3,067.6)

WPP/Page15

WPP PLC

Unaudited preliminary consolidated balance sheet as at 31 December 2009

	Notes	2009	2008
		£m	£m
Non-current assets
Intangible assets:
Goodwill	12	8,697.5	9,093.2
Other	13	2,000.7	2,295.8
Property, plant and equipment		680.5	690.7
Interests in associates		729.3	714.3
Other investments		294.6	310.9
Deferred tax assets		67.5	65.6
Trade and other receivables	14	286.1	185.2
		12,756.2	13,355.7
Current assets
Inventory and work in progress		306.7	343.9
Corporate income tax recoverable		73.0	53.1
Trade and other receivables	14	7,548.9	8,138.1
Cash and short-term deposits		1,666.7	2,572.5
		9,595.3	11,107.6
Current liabilities
Trade and other payables	15	(9,774.0)	(10,407.7)
Corporate income tax payable		(71.6)	(87.8)
Bank overdrafts and loans		(720.7)	(1,640.8)
		(10,566.3)	(12,136.3)
Net current liabilities		(971.0)	(1,028.7)
Total assets less current liabilities		11,785.2	12,327.0

Non-current liabilities
Bonds and bank loans		(3,586.4)	(3,999.3)
Trade and other payables	16	(423.3)	(553.9)
Corporate income tax payable		(485.5)	(489.0)
Deferred tax liabilities		(809.6)	(917.1)
Provisions for post-employment benefits		(251.8)	(272.0)
Provisions for liabilities and charges		(152.9)	(135.9)
		(5,709.5)	(6,367.2)
Net assets		6,075.7	5,959.8

Equity
Called-up share capital	17	125.6	125.5
Share premium account		12.6	8.6
Shares to be issued		5.5	8.7
Other reserves		(4,044.9)	(3,888.3)
Own shares		(154.0)	(189.8)
Retained earnings		9,949.2	9,697.5
Equity share owners’ funds		5,894.0	5,762.2
Minority interests		181.7	197.6
Total equity		6,075.7	5,959.8

WPP/Page 16

WPP PLC

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2009

	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Minority interest	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2008	119.2	103.9	5.3	(1,480.8)	(255.3)	5,482.1	3,974.4	120.4	4,094.8
Reclassification due to Group reconstruction	-	3,780.6	-	(3,780.6)	-	-	-	-	-
Transfer of share premium to retained earnings as part of the scheme of arrangement	-	(4,143.1)	-	-	-	4,143.1	-	-	-
Ordinary shares issued in respect of acquisitions	8.0	259.7	2.8	-	-	-	270.5	-	270.5
Other ordinary shares issued	0.2	8.3	(2.8)	1.1	-	1.1	7.9	-	7.9
Share issue / cancellation costs	-	(0.8)	-	(4.8)	-	-	(5.6)	-	(5.6)
Share cancellations	(1.9)	-	-	1.9	-	(112.2)	(112.2)	-	(112.2)
Exchange adjustments on foreign currency net investments	-	-	-	1,379.2	-	-	1,379.2	39.4	1,418.6
Net profit for the year	-	-	-	-	-	439.1	439.1	74.8	513.9
Dividends paid	-	-	-	-	-	(161.8)	(161.8)	(63.5)	(225.3)
Transfer to goodwill	-	-	3.4	-	-	-	3.4	-	3.4
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	62.3	62.3	-	62.3
Tax adjustment of share-based payments	-	-	-	-	-	(9.0)	(9.0)	-	(9.0)
Net movement in own shares held by ESOP Trusts	-	-	-	-	52.8	(56.4)	(3.6)	-	(3.6)
Treasury shares disposals	-	-	-	-	12.7	(5.8)	6.9	-	6.9
Actuarial loss on defined benefit schemes	-	-	-	-	-	(82.2)	(82.2)	-	(82.2)
Deferred tax on defined benefit pension schemes	-	-	-	-	-	0.7	0.7	-	0.7
Loss on revaluation of available for sale investments	-	-	-	(51.3)	-	-	(51.3)	-	(51.3)
Share purchases – close period commitments	-	-	-	64.8	-	(5.0)	59.8	-	59.8
Recognition/remeasurement of financial instruments	-	-	-	(17.8)	-	1.5	(16.3)	-	(16.3)
Minority interests on acquisition	-	-	-	-	-	-	-	26.5	26.5
Balance at 31 December 2008	125.5	8.6	8.7	(3,888.3)	(189.8)	9,697.5	5,762.2	197.6	5,959.8
Ordinary shares issued	0.1	4.0	(1.7)	0.8	-	0.3	3.5	-	3.5
Exchange adjustments on foreign currency net investments	-	-	-	(142.2)	-	-	(142.2)	(13.4)	(155.6)
Net profit for the year	-	-	-	-	-	437.7	437.7	69.2	506.9
Dividends paid	-	-	-	-	-	(189.8)	(189.8)	(63.0)	(252.8)
Transfer from goodwill	-	-	(1.5)	-	-	-	(1.5)	-	(1.5)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	54.9	54.9	-	54.9
Net movement in own shares held by ESOP Trusts	-	-	-	-	45.3	(45.3)	-	-	-
Treasury shares additions	-	-	-	-	(9.5)	-	(9.5)	-	(9.5)
Actuarial loss on defined benefit schemes	-	-	-	-	-	(7.2)	(7.2)	-	(7.2)
Deferred tax on defined benefit pension schemes	-	-	-	-	-	(4.4)	(4.4)	-	(4.4)
Loss on revaluation of available for sale investments	-	-	-	(13.5)	-	-	(13.5)	-	(13.5)
Equity component of convertible bonds (net of deferred tax)	-	-	-	34.7	-	-	34.7	-	34.7
Recognition/remeasurement of financial instruments	-	-	-	(36.4)	-	5.5	(30.9)	-	(30.9)
Minority interests on acquisition	-	-	-	-	-	-	-	(8.7)	(8.7)
Balance at 31 December 2009	125.6	12.6	5.5	(4,044.9)	(154.0)	9,949.2	5,894.0	181.7	6,075.7

 Total comprehensive income relating to the year ended 31 December 2009 was £339.6 million (2008:  £1,760.3 million).

WPP/Page  17

WPP PLC

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), and with the accounting policies of the Group which were set out on pages 139 to 145 of the 2008 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the year ended 31 December 2009 other than the adoption of IAS 1 (revised) Presentation of Financial Statements, IAS 23 (revised) Borrowing Costs and IFRS 8 Operating Segments. IAS 1 (revised) Presentation of Financial Statements requires the presentation of a statement of changes in equity as a primary statement. As a result, a preliminary consolidated statement of changes in equity has been included in the primary statements, showing changes in each component of equity for each year presented.

The Group also adopted IFRS 8 Operating Segments during the period. The directors have reviewed the business segments identified under the previous standard (IAS 14 Segmental Reporting) and consider these reported segments remain appropriate under IFRS 8.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company’s 2009 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information for the years ended 31 December 2009 and 2008 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2008 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2009 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s annual general meeting.  The audit report for the year ended 31 December 2009 has yet to be signed.

The announcement of the preliminary results was approved by the board of directors on 4 March 2010.

3.	Currency conversion

The 2009 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.5667 to the pound (2008: US$1.8524) and €1.1233 to the pound (2008: €1.2584). The unaudited preliminary consolidated balance sheet as at 31 December 2009 has been prepared using the exchange rates on that day of US$1.6148 to the pound (2008: US$1.4575) and €1.1269 to the pound (2008: €1.0442).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

WPP/Page 18

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates

	2009	2008
	£m	£m
Total staff costs	5,117.0	4,351.8
Establishment costs	691.6	521.3
Other operating costs	1,410.4	1,260.3
Total operating costs	7,219.0	6,133.4

Other operating costs include:

	2009	2008
	£m	£m
Amortisation and impairment of acquired intangible assets	172.6	78.4
Goodwill impairment	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	-	1.5
Gains on disposal of investments	(31.1	(3.4)
Investment write-downs	11.1	30.5
Cost of changes to corporate structure	-	4.6

The goodwill impairment charge of £44.3 million (2008: £84.1 million) relates to a number of under-performing businesses in the Group, of which £22.7 million (2008: £4.2 million) is in relation to associates. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. Investment write-downs of £11.1 million (2008: £30.5 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Operating profit includes credits totalling £19.4 million (2008: £23.7 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2008.

Share of results of associates include:

	2009	2008
	£m	£m
Share of profit before interest and taxation	86.3	71.5
Share of exceptional losses	(1.6	(0.5)
Share of interest and minority interest	(0.7	0.5
Share of taxation	(27.0	(25.5)
	57.0	46.0

WPP/Page 19

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:
	2009	2008
	£m	£m
Expected return on pension scheme assets	28.7	31.3
Income from available for sale investments	10.2	9.7
Interest income	111.5	128.6
	150.4	169.6

Finance costs include:
	2009	2008
	£m	£m
Interest on pension scheme liabilities	46.1	38.9
Interest on other long-term employee benefits	1.3	1.6
Interest payable and similar charges	308.0	278.9
	355.4	319.4

Revaluation of financial instruments include:
	2009	2008
	£m	£m
Movements in fair value of treasury instruments	8.4	(13.9)
Revaluation of put options over minority interests	15.3	(11.5)
Gains on termination of hedge accounting on repayment of TNS debt	25.2	-
	48.9	(25.4)

WPP/Page 20

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

	2009	2008
	£m	£m
Revenue
Advertising and Media Investment Management	3,358.9	3,329.5
Consumer Insight2	2,297.1	1,301.8
Public Relations & Public Affairs	795.7	752.3
Branding & Identity, Healthcare and Specialist Communications	2,232.6	2,093.3
	8,684.3	7,476.9

Headline PBIT1
Advertising and Media Investment Management	472.8	581.3
Consumer Insight2	196.9	147.6
Public Relations & Public Affairs	122.1	124.9
Branding & Identity, Healthcare and Specialist Communications	225.4	264.4
	1,017.2	1,118.2

Headline PBIT margin	%	%
Advertising and Media Investment Management	14.1	17.5
Consumer Insight2	8.6	11.3
Public Relations & Public Affairs	15.3	16.6
Branding & Identity, Healthcare and Specialist Communications	10.1	12.6
	11.7	15.0

1 Headline PBIT is defined in note 19.
2 Consumer Insight was previously reported as Information, Insight & Consultancy.

WPP/Page 21

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	2009	2008
	£m	£m
Revenue
United Kingdom	1,029.0	954.2
North America2	3,010.0	2,603.2
Western Continental Europe3,4	2,327.8	1,879.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe4	2,317.5	2,040.4
	8,684.3	7,476.9

Headline PBIT1
United Kingdom	131.5	124.1
North America2	397.9	438.3
Western Continental Europe3,4	193.4	247.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe4	294.4	308.8
	1,017.2	1,118.2

Headline PBIT margin	%	%
United Kingdom	12.8	13.0
North America2	13.2	16.8
Western Continental Europe3,4	8.3	13.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe4	12.7	15.1
	11.7	15.0
1 Headline PBIT is defined in note 19.
2 North America includes the US with revenue of £2,835.8 million (2008: £2,444.7 million) and headline PBIT of £370.9 million (2008: £411.0 million).
3 Western Continental Europe includes Ireland with revenue of £43.4 million (2008: £41.3 million) and headline PBIT of £3.9 million (2008: £8.0 million).
4 The Group previously reported Continental Europe as a geographic segment. Western Continental Europe is now reported separately, with Central & Eastern Europe included with Asia Pacific, Latin America, Africa & Middle East.
   Comparative figures have been restated accordingly.

WPP/Page 22

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The effective tax rate on Headline PBT1, excluding the impact of the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items, was 23.8% (2008: 25.3%). The effective tax rate on Reported PBT was 23.5% (2008: 31.2%).

The tax charge comprises:

	2009	2008
	£m	£m
Current tax
Current year	209.8	217.7
Prior years	(1.7)	7.0
Total current tax	208.1	224.7

Deferred tax
(Benefit)/charge for the year	(15.1)	20.6
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(37.3)	(12.4)
Total deferred tax	(52.4)	8.2

Tax expense	155.7	232.9
1 Headline PBT is defined in note 19.

8.	Ordinary dividends

The Board has recommended a second interim dividend of 10.28p (2008: 10.28p) per ordinary share in addition to the interim dividend paid of 5.19p (2008: 5.19p) per ordinary share. This makes a total for the year of 15.47p (2008: 15.47p) per ordinary share. The second interim dividend is expected to be paid on 1 April 2010 to holders of ordinary shares in the Company on 19 March 2010.

Income access share arrangements continue to apply to dividends paid by the Group. The mechanics of the income access share arrangements mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2009.

Share owners who hold more than 100,000 shares and who wish to receive their dividend from a UK source must make an election to do so. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company’s shares to the London Stock Exchange or (if later) on the first dividend record date after they became share owners in the Company, will be automatically deemed to have elected to receive a UK-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividend will be paid from an Irish source and will be taxed accordingly.

WPP/Page 23

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

	2009		2008		+/(-)%	Constant Currency +/(-)%
Reported earnings1 (£m)	437.7		439.1
Headline earnings (£m) (note 19)	550.0		648.3
Average shares used in Basic EPS calculation (m)	1,218.7		1,143.4
Reported EPS	35.9	p	38.4	p	(6.5)	(19.2)
Headline EPS	45.1	p	56.7	p	(20.5)	(28.9)
1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

	2009		2008		+/(-)%	Constant Currency +/(-)%
Diluted Reported earnings (£m)	437.7		439.9
Diluted Headline earnings (£m)	550.0		649.1
Shares used in diluted EPS calculation (m)	1,238.2		1,169.6
Diluted Reported EPS	35.3	p	37.6	p	(6.1)	(18.8)
Diluted Headline EPS	44.4	p	55.5	p	(20.0)	(28.5)

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014.  For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from the calculation of diluted earnings. For the year ended 31 December 2008 the $150 million Grey convertible bonds were dilutive and earnings were consequently increased by £0.8 million. These bonds were redeemed on 28 October 2008.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2009	2008
	m	m
Average shares used in Basic EPS calculation	1,218.7	1,143.4
Dilutive share options outstanding	2.1	2.9
Other potentially issuable shares	17.4	16.0
$150 million Grey convertible bonds	-	7.3
Shares used in Diluted EPS calculation	1,238.2	1,169.6

At 31 December 2009 there were 1,256,491,314 (2008: 1,255,343,263) ordinary shares in issue.

WPP/Page 24

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 14:

Net cash inflow from operating activities:

	2009	2008
	£m	£m
Profit for the year	506.9	513.9
Taxation	155.7	232.9
Revaluation of financial instruments	(48.9)	25.4
Finance costs	355.4	319.4
Finance income	(150.4)	(169.6)
Share of results of associates	(57.0)	(46.0)
Operating profit	761.7	876.0
Adjustments for:
Non-cash share-based incentive plans (including share options)	54.9	62.3
Depreciation of property, plant and equipment	195.3	149.6
Goodwill impairment	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	-	1.5
Amortisation and impairment of acquired intangible assets	172.6	78.4
Amortisation of other intangible assets	30.5	23.4
Investment write-downs	11.1	30.5
Gains on disposal of investments	(31.1)	(3.4)
Losses on sale of property, plant and equipment	0.4	1.9
Operating cash flow before movements in working capital and provisions	1,239.7	1,304.3
Movements in working capital and provisions	(102.1)	(109.3)
Cash generated by operations	1,137.6	1,195.0
Corporation and overseas tax paid	(216.6)	(182.5)
Interest and similar charges paid	(248.7)	(269.2)
Interest received	99.6	133.0
Investment income	1.4	1.8
Dividends received from associates	45.5	44.6
	818.8	922.7

Acquisitions and disposals:

	2009	2008
	£m	£m
Initial cash consideration	(61.8)	(891.9)
Cash and cash equivalents acquired (net)	1.3	(6.1)
Earnout payments	(81.5)	(67.8)
Loan note redemptions	-	(2.6)
Purchase of other investments (including associates)	(53.3)	(91.7)
Proceeds on disposal of investments	50.5	11.0
	(144.8)	(1,049.1)

WPP/Page 25

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

	2009	2008
	£m	£m
Share cancellations (excluding brokerage fees)	-	(112.2)
Proceeds on disposal of treasury shares	-	6.9
Shares purchased into treasury	(9.5)	-
	(9.5)	(105.3)

Net (decrease)/increase in borrowings:

	2009	2008
	£m	£m
(Decrease)/increase in drawings on bank loans	(1,068.0)	1,273.3
Proceeds from issue of £450 million 5.75% convertible bonds due May 2014	450.0	-
Proceeds from issue of $600 million 8.0% bonds due September 2014	367.4	-
Repayment of €650 million 6.0% bonds	-	(515.1)
Repayment of $100 million 6.875% bonds	-	(50.5)
Repayment of $150 million Grey convertible bonds	-	(96.2)
Repayment of TNS debt	(175.7)	(395.7)
Proceeds from issue of €750 million 6.625% bonds due May 2016	-	594.6
	(426.3)	810.4

Cash and cash equivalents:

	2009	2008
	£m	£m
Cash at bank and in hand	1,570.5	2,485.9
Short-term bank deposits	96.2	86.6
Overdrafts1	(720.7)	(1,254.4)
	946.0	1,318.1
1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

11.	Net debt

	2009	2008
	£m	£m
Cash and short-term deposits	1,666.7	2,572.5
Bank loans and overdrafts due within one year	(720.7)	(1,640.8)
Corporate bond and loans due after one year	(3,586.4)	(3,999.3)
	(2,640.4)	(3,067.6)

WPP/Page 26

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £395.7 million (2008: increased by £3,021.5 million) in the year. This movement includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings increased by £18.3 million (2008: increased by £69.3 million) in the year.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £262.2 million (2008: £376.0 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. An analysis of movements on deferred and earnout obligations is shown in note 16.

The contribution to revenue and operating profit of acquisitions completed in the year was not material.  There were no material acquisitions completed during the year or between 31 December 2009 and the date these preliminary financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

	2009	2008
	£m	£m
Brands with an indefinite useful life	1,013.2	1,073.2
Acquired intangibles	920.7	1,155.9
Other (including capitalised computer software)	66.8	66.7
	2,000.7	2,295.8

14.	Trade and other receivables

Amounts falling due within one year:
	2009	2008
	£m	£m
Trade receivables	5,301.1	5,934.5
VAT and sales taxes recoverable	81.6	87.7
Other debtors	738.5	733.3
Prepayments and accrued income	1,427.7	1,382.6
	7,548.9	8,138.1

WPP/Page 27

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

14.	Trade and other receivables (continued)

Amounts falling due after more than one year:
	2009	2008
	£m	£m
Other debtors	97.5	72.3
Fair value of derivatives	182.8	105.6
Prepayments and accrued income	5.8	7.3
	286.1	185.2

15.	Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2009	2008
	£m	£m
Trade payables	6,432.7	7,121.0
Deferred income	910.9	788.3
Payments due to vendors	121.6	89.8
Liabilities in respect of put option agreements with vendors	108.3	67.5
Other creditors and accruals	2,200.5	2,341.1
	9,774.0	10,407.7

16.	Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2009	2008
	£m	£m
Payments due to vendors	140.6	286.2
Liabilities in respect of put option agreements with vendors	59.9	54.6
Fair value of derivatives	82.9	86.2
Other creditors and accruals	139.9	126.9
	423.3	553.9

The following table sets out the directors’ best estimates of future deferred and earnout related obligations:

	2009	2008
	£m	£m
Within one year	121.6	89.8
Between 1 and 2 years	93.6	128.0
Between 2 and 3 years	39.5	97.2
Between 3 and 4 years	5.1	53.4
Between 4 and 5 years	2.4	7.6
Over 5 years	-	-
	262.2	376.0

WPP/Page 28

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the year:

2009
£m
At the beginning of the year	376.0
Earnouts paid	(81.5)
Revised estimates	(11.1)
New acquisitions	7.7
Foreign exchange impact	(28.9)
At the end of the year	262.2

The Group does not consider there to be any material contingent liabilities as at 31 December 2009.

17.	Issued share capital – movement in the year

	2009	2008
Number of equity ordinary shares	m	m
At the beginning of the year	1,255.3	1,191.5
Exercise of share options	1.2	2.1
Acquisitions	-	80.5
Share cancellations	-	(18.8)
At the end of the year	1,256.5	1,255.3

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

WPP/Page 29

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to
Headline PBIT for the year ended 31 December 2009
	2009	2008
	£m	£m
Profit before interest and taxation	818.7	922.0
Amortisation and impairment of acquired intangible assets	172.6	78.4
Goodwill impairment	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	-	1.5
Gains on disposal of investments	(31.1)	(3.4)
Investment write-downs	11.1	30.5
Costs of changes to corporate structure	-	4.6
Share of exceptional losses of associates	1.6	0.5
Headline PBIT	1,017.2	1,118.2

Finance income	150.4	169.6
Finance costs	(355.4)	(319.4)
	(205.0)	(149.8)

Interest cover on Headline PBIT	5.0 times	7.5 times

Calculation of Headline EBITDA

	2009	2008
	£m	£m
Headline PBIT (as above)	1,017.2	1,118.2
Depreciation of property, plant and equipment	195.3	149.6
Amortisation of other intangible assets	30.5	23.4
Headline EBITDA	1,243.0	1,291.2

WPP/Page 30

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to Headline PBT
and Headline earnings for the year ended 31 December 2009

	2009	2008
	£m	£m
Profit before taxation	662.6	746.8

Amortisation and impairment of acquired intangible assets	172.6	78.4
Goodwill impairment	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	-	1.5
Gains on disposal of investments	(31.1)	(3.4)
Investment write-downs	11.1	30.5
Costs of changes to corporate structure	-	4.6
Share of exceptional losses of associates	1.6	0.5
Revaluation of financial instruments	(48.9)	25.4

Headline PBT	812.2	968.4

Taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items)	(193.0)	(245.3)
Minority interests	(69.2)	(74.8)

Headline earnings	550.0	648.3

Ordinary dividends	189.8	161.8

Dividend cover on Headline earnings	2.9 times	4.0 times

Headline PBIT margins before and after share of results of associates

	Margin (%)	2009	Margin (%)	2008
		£m		£m

Revenue		8,684.3		7,476.9
Headline PBIT	11.7	1,017.2	15.0	1,118.2
Share of results of associates (excluding exceptional losses)		58.6		46.5
Headline PBIT excluding share of results of associates	11.0	958.6	14.3	1,071.7

WPP/Page 31

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the year ended 31 December 2009

	2009	2008
	£m	£m
Cash generated by operations	1,137.6	1,195.0
Plus:
Interest received	99.6	133.0
Investment income	1.4	1.8
Movements in working capital and provisions	102.1	109.3
Dividends received from associates	45.5	44.6
Share option proceeds	4.1	10.6
Proceeds on disposal of treasury shares	-	6.9
Proceeds on disposal of property, plant and equipment	9.2	11.5
Less:
Interest and similar charges paid	(248.7)	(269.2)
Purchase of property, plant and equipment	(222.9)	(196.8)
Purchase of other intangible assets (including capitalised computer software)	(30.4)	(23.8)
Corporation and overseas tax paid	(216.6)	(182.5)
Dividends paid to minority shareholders in subsidiary undertakings	(63.0)	(63.5)
Free Cash Flow	617.9	776.9

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

WPP/Page 32

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Going concern and liquidity risk (continued)
At 31 December 2009, the Group has access to £4.9 billion of committed bank facilities with maturity dates spread over the years 2010 to 2020 as illustrated below:

					Maturity by year

		2010	2011	2012	2013	2014	2015	2016	2017+
	£m	£m	£m	£m	£m	£m	£m	£m	£m
£ bonds £200m (6.375% ’20)	200.0								200.0
£ bonds £400m (6.0% ’17)	400.0								400.0
Eurobonds €750m (6.625% ’16)	665.5							665.5
Eurobonds €500m (5.25% ’15)	443.7						443.7
£450m convertible bonds (5.75% '14)	450.0					450.0
US bond $650m (5.875% ’14)	402.5					402.5
US bond $600m (8.0% ’14)	371.6					371.6
Eurobonds €600m (4.375% ’13)	532.4				532.4
Bank revolver $1,600m	990.8			990.8
TNS acquisition revolver £400m	400.0	200.0	200.0
TNS private placements $55m	34.1			18.6		15.5

Total committed facilities available	4,890.6	200.0	200.0	1,009.4	532.4	1,239.6	443.7	665.5	600.0
Drawn down facilities at 31 December 2009	3,556.0	-	-	74.8	532.4	1,239.6	443.7	665.5	600.0
Undrawn committed credit facilities	1,334.6

Drawn down facilities at 31 December 2009	3,556.0
Net cash at 31 December 2009	(946.0)
Other adjustments	30.4
Net debt at 31 December 2009	2,640.4

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing the financial market risks, in particular interest rate and foreign exchange exposures.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2008 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2009.

21.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the year and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2008. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP/Page 33

WPP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Principal risks and uncertainties (continued)

WPP PLC has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.  These are presented on pages 113 to 115 of the published 2008 Annual Report and Accounts.  Pages 4 to 8 of the Group’s Form 20-F for the year ended 31 December 2008 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

a.	The Group competes for clients in a highly competitive industry, which may reduce market share and decrease profits.

b.
The Group receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

c.	The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

d.	A reduction on client spending and a slowdown in client payments could adversely affect our working capital.

e.
The Group is dependent on its employees and, like all service providers, is vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising and marketing services.

f.	The Group is exposed to the risks of doing business internationally.

g.	Currency exchange rate fluctuations could adversely affect the Group’s consolidated results of operations.

h.	The Group may have difficulty repatriating the earnings of its subsidiaries.

i.
The Group is subject to recessionary economic cycles. Renewed difficulty in the global credit markets could adversely impact our financial condition and results of operations. Liquidity risk is considered in note 20.

j.	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

k.	The Group may be unsuccessful in integrating any acquired operations with its existing businesses.

l.	Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

m.	The Group may be subject to certain regulations that could restrict the Group’s activities.

n.	Changes in tax laws or their application may adversely affect the Group’s reported results.

o.	The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

p.	Civil liabilities or judgments against the Group or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England and Wales or in Jersey.

WPP/Page 34

WPP PLC

Preliminary results for the year ended 31 December 2009
in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2009

	Year ended 31 December 2009	Year ended 31 December 2008
	$m	$m	+/(-)%
Billings	59,388.7	67,381.0	(11.9)

Revenue	13,598.2	13,598.4	0.0
Direct costs	(1,103.8)	(827.2)	(33.4)
Gross profit	12,494.4	12,771.2	(2.2)
Operating costs	(11,275.6)	(11,195.2)	(0.7)
Operating profit	1,218.8	1,576.0	(22.7)
Share of results of associates	91.2	83.7	9.0
Profit before interest and taxation	1,310.0	1,659.7	(21.1)
Finance income	241.4	316.9	(23.8)
Finance costs	(562.3)	(588.4)	4.4
Revaluation of financial instruments	80.1	(37.3)	-
Profit before taxation	1,069.2	1,350.9	(20.9)
Taxation	(249.3)	(416.7)	40.2
Profit for the year	819.9	934.2	(12.2)

Attributable to:
Equity holders of the parent	708.1	803.5	(11.9)
Minority interests	111.8	130.7	(14.5)
	819.9	934.2	(12.2)

Headline PBIT	1,622.7	1,984.4	(18.2)
Headline PBIT margin	11.9%	14.6%
Headline PBT	1,301.8	1,712.8	(24.0)

Reported earnings per share2
Basic earnings per ordinary share	58.1 ¢	70.3 ¢	(17.4)
Diluted earnings per ordinary share	57.2 ¢	68.7 ¢	(16.7)

Headline earnings per share2
Basic earnings per ordinary share	72.4 ¢	99.9 ¢	(27.5)
Diluted earnings per ordinary share	71.3 ¢	97.8 ¢	(27.1)

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.5667 to the pound for the year ended 31 December 2009 (2008: US$1.8524).
2 The basis of the calculations of the Group’s earnings per share and Headline earnings per share are set out in note 9 of Appendix 1.

WPP/Page 35

WPP PLC

GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2009 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as Headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit

The Group uses the terms gross margin and gross profit interchangeably.

Headline earnings

Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and minority interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and costs incurred in 2008 in changing the corporate structure of the Group.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates, costs incurred in 2008 in changing the corporate structure of the Group and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.